Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

X Financial:

We consent to the incorporation by reference in the registration statement on Form S-8 (No. 333–227938) of X Financial of our report dated May 14, 2021, with respect to the consolidated balance sheet of X Financial as of December 31, 2020 and 2019, and the related consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2020, the related notes and financial statement Schedule I, which report appears in the December 31, 2020 annual report on Form 20-F of X Financial.

Our report refers to a change in the method of accounting for the recognition and measurement of credit losses.

/s/ KPMG Huazhen LLP

Shenzhen, China

May 14, 2021